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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: May 26, 2005
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

THE TORONTO-DOMINION BANK

Certification of Interim Filings

I, W. Edmund Clark, President and Chief Executive Officer of The Toronto-Dominion Bank, certify that:

  1.
  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of The Toronto-Dominion Bank, (the issuer) for the interim period ending April 30, 2005;

  2.
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  3.
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 26, 2005.

/s/ W. EDMUND CLARK W. Edmund Clark, President and Chief Executive Officer

THE TORONTO-DOMINION BANK

Certification of Interim Filings

I, Daniel A. Marinangeli, Executive Vice President and Chief Financial Officer of The Toronto-Dominion Bank, certify that:

  1.
  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of The Toronto-Dominion Bank, (the issuer) for the interim period ending April 30, 2005;

  2.
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  3.
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 26, 2005.

/s/ DANIEL A. MARINANGELI Daniel A. Marinangeli, Executive Vice President and Chief Financial Officer

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FORM 6-K SIGNATURES
THE TORONTO-DOMINION BANK Certification of Interim Filings
THE TORONTO-DOMINION BANK Certification of Interim Filings